Exhibit 12.1

Gramercy Property Trust
Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends
(Dollars in Thousands)

	Three Months Ended March 31,	Year Ended December 31,
	2017 [1]	2016	2015 [1]	2014	2013	2012 [1]
Earnings:
Net income (loss) from continuing operations, before provision for taxes	$(8,268)	$21,908	$(48,280)	$56,002	$(1,779)	$(15,011)
Add (Subtract):
Loss (income) from unconsolidated equity investments	94	(2,409)	1,107	(1,959)	5,662	2,904
Distributions from unconsolidated equity investments	352	50,891	5,704	3,373	7,985	—
Fixed charges	23,056	76,241	35,166	16,857	16,386	88,159
Capitalized interest	—	—	—	—	—	—
Income (loss) before fixed charges and preferred share dividends	$15,234	$146,631	$(6,303)	$74,273	$28,254	$76,052

Fixed charges:
Interest expense	$23,056	$76,241	$35,166	$16,857	$16,386	$88,159
Capitalized interest	—	—	—	—	—	—
Total fixed charges	$23,056	$76,241	$35,166	$16,857	$16,386	$88,159
Preferred share dividends	1,559	6,234	6,234	7,349	7,162	7,162
Total fixed charges and preferred share dividends	$24,615	$82,475	$41,400	$24,206	$23,548	$95,321

Ratio of earnings to fixed charges	0.7x	1.9x	(0.2x)	4.4x	1.7x	0.9x
Deficiency	$7,822	N/A	$41,469	N/A	N/A	$12,107

Ratio of earnings to combined fixed charges and preferred share dividends [1]	0.6x	1.8x	(0.2x)	3.1x	1.2x	0.8x
Deficiency	$9,381	N/A	$47,703	N/A	N/A	$19,269
1. For the three months ended March 31, 2017 and the years ended December 31, 2015 and 2012, earnings were not sufficient to cover fixed charges by $7,822, $41,469, and $12,107, respectively. For the three months ended March 31, 2017 and the years ended December 31, 2015 and 2012, earnings were not sufficient to cover combined fixed charges and preferred share dividends by $9,381, $47,703 and $19,269, respectively.